FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 3, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES NETWORK SHARING

AND HOSTING AGREEMENT WITH ELECTRA AND

MEDIAITONAGREEMENT WITH GOLAN TELECOM

Netanya, Israel – January 3, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following previous reports regarding negotiations with third parties interested in purchasing Golan Telecom Ltd. ("Golan Telecom")'s share capital and a liquidation request filed by the Company against Golan Telecom in relation to which the court referred the parties to a mediation process, the Company entered a mediation agreement with Golan Telecom (the "Mediation Agreement") and a 3G and 4G network sharing and 2G hosting services agreement (the "Network Sharing Agreement" or "NSA"), with Electra Consumer Products Ltd. ("Electra") an Israeli public company which simultaneously entered an agreement with Golan Telecom and Golan Telecom's shareholders to purchase Golan Telecom's share capital (the "Share Purchase Agreement by Electra" or SPAE).

Nir Sztern, the Company's CEO said: Cellcom congratulates Electra Consumer Products for purchasing Golan Telecom and entering the communications market. The network sharing agreement facilitates Cellcom's continued leadership of the Israeli cellular market alongside a continued investment in future technologies."

The main provisions of the Network Sharing Agreement, as shall apply to Golan Telecom when owned by Electra, include the following:

•	The Agreement shall become effective upon and subject to the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals and the closing of the SPAE (which is also subject to regulatory approvals) (the "Effective Date").

•	3G and 4G network sharing – The parties will cooperate in the development of a shared 3G and 4G network and future technologies (the "Shared Network"), which will use both parties' 3G and 4G frequencies, to be operated by a separate, newly created entity or NewCo, that will be equally owned by the parties. Each of the Company and Golan Telecom shall own or receive an Indefeasible Right of Use, or IRU in the active elements of the Shared Network, in equal parts and will grant each other and NewCo an IRU in the active elements of the Shared Network. To that end, Golan Telecom will purchase from the Company an IRU in half of the active elements of the existing 3G and 4Gnetwork owned by the Company. Future ongoing investments in such active elements shall be equally borne by the parties. Each party will operate its own core network. The Company shall further provide Golan Telecom and NewCo an IRU to the Company's passive elements of the Shared Network. The Company shall provide services to NewCo as a subcontractor.

•	2G hosting services – the Company shall provide Golan Telecom hosting services in relation to its 2G network.

•	Term – the Agreement is for a term of ten years commencing on the Effective Date. The termination of the NSA prior to the lapse of the first 10 years due to its breach by Golan Telecom, shall entitle the Company to an agreed compensation of NIS 600 million plus VAT.

•	Consideration – The average annual consideration for the Company under the NSA during the Term (starting with lower annual payment and increasing over the Term), is expected to range between approximately NIS million 210-220+VAT, depending on Golan Telecom's amount of subscribers and their usage of the Shared Network and the Company's 2G network. Such consideration includes the following components:

o	IRU to half of the active elements of the existing 3G and 4Gnetwork owned by the Company and minimum future investment by Golan Telecom in active elements of the Shared Network.

o	IRU to the Passive network ;

o	Operation costs of the Shared Network and the 2G network (both active and passive), to include a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on Golan Telecom's subscribers amount, and a variable component to be borne by the parties according to the parties' relative usage of data by their subscribers;

o	The Consideration also resolves the previously reported past national roaming payment differences.

•	Loan – Upon closing of the SPAE, the Company will lend Golan Telecom the sum of NIS 130 million for a period of 10 years and repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials shall accrue and repaid as of the 6th year). The loan shall be guaranteed by a second degree floating charge on Golan Telecom's assets and rights or an equivalent guaranty.

•	Interim Period – The NSA includes arrangements in relation to a possible interim period commencing upon the closing of the SPAE if closed prior to the receipt of regulatory approvals to the NSA and until the closing of the NSA. Those include the continued exclusive purchase of national roaming services by Golan Telecom from the Company, for a consideration equal to that stipulated under the NSA as well as an agreed compensation in the sum of NIS 600 million plus VAT in the event such purchase is stopped other than following closing of the NSA .

•	The NSA includes certain arrangements for separation and adding another sharing party at similar terms to those of Golan Telecom, including arrangements with regard to Marathon 018 Xfone Ltd. (whose network sharing agreement with the Company was approved by the Antitrust Commissioner and awaits the Ministry of Communications' approval).

The main provisions of the Mediation Agreement with Golan Telecom include the following:

•	Upon Golan Telecom entering the SPAE –

o	Golan Telecom shall pay a reduced monthly payment for the national roaming services provided as of May 2016 and to be provided until the closing of the SPAE and waiver by the Company of the difference between the monthly payment under the current agreement (NIS 21 million) and the agreed reduced payment for that period.

o	annulment of the share purchase agreement entered by the Company and Golan Telecom and Golan Telecom's shareholders on November 2015.

o	dismissal of legal actions filed by the Company and Golan Telecom against each other.

•	The agreement further includes arrangements in case the SPAE is not closed within a certain period, including a continuation of the mediation process and reduced monthly payment for national roaming services to be provided by the Company for a certain period and the right to resume legal actions, including with relation to the past national roaming payment difference.

For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and "Item 4. Information on the Company – B. Business Overview - General - Agreement for the Purchase of Golan", "– Network and Technology - Network and Cell Sites Sharing Agreements" and under "-

Competition – Cellular" and " - Government Regulation –Additional MNOs"", and the Company's current reports on Form 6-K dated August 10, 2016, November 14, 27 and 29, 2016.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the NSA and the benefits therefrom, are subject to uncertainties and assumptions about the receipt of the necessary approvals and the closing of the SPAE, the parties' ability to execute the contemplated arrangements and the Israeli telecommunication market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at September 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 3, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary